Exhibit 99.1

Atrium European Real Estate Limited

First quarter 2017 trading update

Jersey, 17 May 2017. Atrium European Real Estate Limited (VSE/Euronext: ATRS), (“Atrium” or the “Company” and together with its subsidiaries, the “Group”), a leading owner, operator and redeveloper of shopping centres and retail real estate in Central and Eastern Europe, provides an update on trading for the first quarter ended 31 March 2017.

Liad Barzilai, Chief Executive Officer of the Group, commented: “It has been an encouraging start to the year for Atrium, with improvements across all key metrics and like-for-like net rental income growth across all our countries during the first quarter of 2017, as the benefits of our ongoing portfolio repositioning and improvement strategies continue to bear fruit. We were also very pleased with the turnaround we saw in Russia in Q1 2017, following a bottoming out in Q4 2016, which led to a 31% increase in like-for-like income from our assets in that region. This, combined with the strong performances elsewhere across our portfolio, has allowed us to start the year with a positive earnings momentum. We will now look to build on this positive dynamic, particularly as we implement our cost savings and efficiency plan, whilst continuing to invest in our redevelopment and extensions programme.”

KEY FINANCIAL FIGURES FOR THE PERIOD

	3M 2017 €m	3M 2016 €m	CHANGE %
Net rental income	47.6	47.3	0.7%
EPRA Like-for-Like net rental income	38.9	35.8	8.5%
EBITDA excl. revaluation, disposals and impairments	39.8	35.1	13.5%
Company adjusted EPRA earnings	30.5	28.7	6.3%
Profit after taxation	31.5	26.2	19.9%

KEY HIGHLIGHTS

●	8.5% increase in like-for-like net rental income driven by growth in all countries and a 31% increase in Russia (+6% compared to Q4 2016)

●	At an operating level the Group performed very well with a 13.5% improvement in EBITDA, a 6.3% increase in Company adjusted EPRA earnings and 19.9% growth in profit after taxation

●	Balance sheet well positioned to support growth with €135m in cash and marketable securities and €175m unutilized revolving credit facility as well as continued low gearing

●	On going redevelopments projects - €300m pipeline, 70,000 sqm of GLA

●	Major milestone reached on Austrian legacy legal claims with a framework agreement as a basis to resolve a significant majority of these claims

●	Cost efficiency programme announced in March 2017 - €10m savings per annum from 2018 onwards (€5m - €6m in 2017) in administrative costs as a result of the signing of the legacy legal framework agreement and identified operational efficiencies.

Further information can be found on the Company’s website www.aere.com or for Analysts:

lpopova@aere.com

Press & Shareholders:

FTI Consulting Inc +44 (0)20 3727 1000

Richard Sunderland

Claire Turvey

Ellie Sweeney

atrium@fticonsulting.com

The Company is established as a closed-end investment company incorporated and domiciled in Jersey and regulated by the Jersey Financial Services Commission as a certified Jersey listed fund, and is listed on both the Vienna Stock Exchange and the Euronext Amsterdam Stock Exchange. Appropriate professional advice should be sought in the case of any uncertainty as to the scope of the regulatory requirements that apply by reason of the above regulation and listings. All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.